Exhibit 99.1

Neptune Obtains Sales License by Health Canada

Canada wide launch of Neptune's proprietary cannabis brands to come

Expansion of white-label business with key customers enabled

Received approval for expanded cold storage and operating space

LAVAL, QC, June 29, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company, is pleased to announce today it has been authorized by Health Canada to sell cannabis products to provinces and territories. This sales license includes edibles, vapes, extracts, and topicals, including beverage products to name a few. This authorization adds to previously held processing license and will expand Neptune's cannabis operations to include proprietary branded products. Additionally, the authorization enhances the capabilities of the Company's white label offerings, providing incremental value and service offerings to its B2B customers.

In addition to the sales license, Neptune's cold storage and added operating space have been approved for operation. The enlarged cold storage and approved space in the Sherbooke facility provide greater capacity to process larger volumes of product and store at low temperature to protect product. The increased storage adds significantly to Neptune's logistic capabilities and provides incremental solutions to the Company's clients.

"The receipt of our sales license is a major milestone for Neptune and significantly expands our cannabis revenue opportunities. We are already advanced in our development of our own brands, and look forward to announcing new branded products. We also see potential for future co-branded opportunities. Additionally, the license enhances our white label business, allowing us to ship direct to provincial customers on behalf of our partners. We plan to further enhance our production capabilities to expand both our branded and white label product solutions and product forms and capture incremental value within the growing Canadian cannabis market," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "The sales license, along with our approval to begin operating our expanded space and cold storage significantly increase our capabilities to support our customers, solve the storage limitation inherent among many current and potential cannabis customers and provide significantly higher value to our partners and customers, capturing incremental revenue and growth."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care.  Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods.  The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.  For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 29-JUN-20